COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20931

25th March 2008




08001551

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 10 March 2008 relating to director/PDMR shareholding.
2. Stock Exchange announcement dated 13 March 2008 relating to additional listing.
3. General Purposes Committee resolution allotting securities dated 11 March 2008.
4. General Purposes Committee resolution allotting securities dated 14 March 2008.
5. General Purposes Committee resolution allotting securities dated 20 March 2008.
6. Notice of allotment of shares or securities on Form 88(2) dated 11 March 2008.
7. Notice of allotment of shares or securities on Form 88(2) dated 14 March 2008.
8. Notice of allotment of shares or securities on Form 88(2) dated 20 March 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

pp **W G Tucker**
Company Secretary

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	12:08 13-Mar-08
Number	0411Q

RNS Number:0411Q
Cobham PLC
13 March 2008

Cobham plc announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the admission to the Official List and admission to trading of a block listing of 700,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the following share option schemes:

Cobham Savings Related Share Option Scheme	400,000 ordinary shares
Cobham Executive Share Option Scheme (94)	300,000 ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	12:22 10-Mar-08
Number	7343P

RNS Number:7343P
Cobham PLC
10 March 2008

NOTIFICATION BY COBHAM PLC (registered number: 30470) OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Cobham plc hereby notifies that the directors listed below have today acquired the number of ordinary shares in the Company set against their name, such shares to be held on behalf of the individuals listed by the trustee of the Cobham plc Employee Benefit Trust in respect of the participation by those individuals listed in the Cobham plc Performance Share Plan 2007.

The ordinary shares were acquired at a price of 201.2463 pence per ordinary share:

Name of director or PDMR	No.of ordinary 25p shares
AE COOK	78,157
WG TUCKER	48,723
AJ STEVENS	28,761

This information is provided by RNS
The company news service from the London Stock Exchange

END

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COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at 11 Stanhope Gate, London W1K 1AN on 11th March 2008

Present: **A E Cook - Chairman**
W G Tucker

W G Tucker - Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
27.10.00	J Flood	11.03.08	24,460 "U"	£25,356.70
20.11.01	"	"	27,330 "	£29,598.39
29.10.02	"	"	27,230 "	£24,824.50
30.10.03	"	"	19,710 "	£23,372.71

It was resolved that a total of 98,730 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Flood	24,460	1.01166
	27,330	1.058
	27,230	0.88666
	19,710	1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 98,730 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 14th March 2008

Present: A E Cook - Chairman
W G Tucker

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 21st February and 5th March 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £68,004.19, £16,390.91 and £23,305.80 respectively) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 112,583 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 21st February and 5th March 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 20th March 2008

Present:	W G Tucker - Chairman A E Cook (by telephone)
In attendance:	W G Tucker - Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule received from the Yorkshire Building Society dated 19th March 2008 had given notice to the company (such notice being accompanied by the appropriate subscription price of £17,159.56) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 17,260 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 19th March 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares; and

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	98,730		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted Ordinary 2.5p, £,	Number allotted 98,730
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] W E TUCKER Date 13/3/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR WARREN TUCKER, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD,
WIMBORNE, DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2008 MAR 31 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	112,583		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p. £	Number allotted: 112,583
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] WE TUCKER Date 20/3/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR WARREN TUCKER, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD,
WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure Report dated 21 February 2008
Originator: Yorkshire Building Society

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008870807565	161104	3	1.076	1.051	MR	BHARJI	PC	668	1760	1,893.76	11 REPTON CLOSE	MAIDENHEAD		SL6 3DS	PAUL COSTA	CEL
008870333265	161104	3	1.076	1.051	MISS	DEAN	AM	9084	3520	3,787.52	78 PARKWAY DRIVE	BOURNEMOUTH		BH8 9JR	ALISON MARY	COB
008871188265	161104	3	1.076	1.051	MR	DUFALL	MD	4672	2640	2,840.64	GROUND FLOOR FLAT	78 PARKWAY DRIVE	BOURNEMOUTH	BH8 9JR	MARK DAVID	FRL
008870600565	161104	3	1.076	1.051	MRS	DUGDALE	LJ	1491	700	753.20	39 STAPLEHURST CLOSE	SOUTHAMPTON		SO19 9QS	LINDA	RACAL
008870788565	161104	3	1.076	1.051	MRS	EVERETT	BL	0091	700	753.20	504 WHALLEY OLD ROAD	BLACKBURN		BB1 5QL	BRENDA LAURA	CDC
004829598363	141102	5	0.769	0.744	MR	FARR	BT	000151	2810	2,160.89	21 MENDIP CLOSE	SLOUGH		SL3 8UB	BRIAN T	CEL
008870770265	161104	3	1.076	1.051	MR	FARR	BT	151	2430	2,614.68	21 MENDIP CLOSE	SLOUGH		SL3 8UB	BRIAN T	CEL
008870237965	161104	3	1.076	1.051	DR	GOODMAN	P	3648	3520	3,787.52	43 COLCOKES ROAD	BANSTEAD		SM7 2EJ	PAUL	ERA
004829718863	141102	5	0.769	0.744	MR	HOWARD	DG	180900	1790	1,376.51	1 ACRE PIECE	HITCHIN		SG4 9HJ	DAVID GEORGE	CELRAD
008871047965	161104	3	1.076	1.051	MR	JOHNS	DP	7056	700	753.20	28 NORTH ROAD	POOLE		BH14 0LY	DUNCAN	FRL
001227174361	061100	7	0.836	0.811	MR	MATHESON	NM		8790	7,348.44	3 MURDOCH PLACE	FORRES		IV36 1PE	NORMAN MACLEOD	FRKIN
008879218165	161104	3	1.076	1.051	MR	MATHESON	NM	7177	2390	2,571.64	3 MURDOCH PLACE	FORRES		IV36 1PE	NORMAN MACLEOD	FRAS
004829724263	141102	5	0.769	0.744	MR	MATTHEWS	M J	181109	2810	2,160.89	9 THIRLMERE	STEVENAGE		SG1 6AQ	MARK JOHN	CELRAD
004829995463	141102	5	0.769	0.744	MR	NEWBON	JA	6104	5550	4,267.95	10 BLAKE HILL AVENUE	LILLIPUT	POOLE	BH14 8QA	JOHN ALAN	FRL
004830705163	141102	5	0.769	0.744	MR	O'MAY	RY	7271	5550	4,267.95	14 LEONACH CRESCENT	ELGIN		IV30 6JS	RICHARD	FRKIN
004830604763	141102	5	0.769	0.744	MR	PRESTON	CJ	610	1530	1,176.57	11 ACORN CLOSE	MARCHWOOD	SOUTHAMPTON	SO40 4YN	CHRISTOPHER JOHN	FRA
008870232865	161104	3	1.076	1.051	MR	RICHARDSON	AE	3157	3520	3,787.52	FLAT 3	13 GROVE ROAD	SURBITON	KT6 4BX	ALBERT E	ERA
008870218265	161104	3	1.076	1.051	MR	SINGH	G	3949	8800	9,468.80	87 WOOLGROVE ROAD	HITCHIN		SG4 0AU	GAGANDEEP	ERA
004829764163	141102	5	0.769	0.744	MR	STAPENHILL	GG	4365	2810	2,160.89	36 CAMMEL ROAD	WEST PARLEY	FERNDOWN	BH22 8SB	GRAEME	FRL
008871162965	161104	3	1.076	1.051	DR	THOMAS	A	3813	1760	1,893.76	46 CHURCH STREET	LEATHERHEAD		KT22 8DW	ALUN	ERA
004829682363	141102	5	0.769	0.744	MR	TIMMS	SE	000667	6060	4,660.14	7 PORTWAY DRIVE	HIGH WYCOMBE		HP12 4AU	STEPHEN ELIOT	CEL
008879147965	161104	3	1.076	1.051	MR	WALLIS	KS	1182	3270	3,518.52	13 WHITESTONE DRIVE	YORK		YO31 9HY	KEITH STANLEY	FRA
Totals									73410	£68,004.19						

File No. 8234923

Closure Report dated 5th March 2008																
Originator: Yorkshire Building Society																
Maturity:																
			Option	Share				Employee	Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Number	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008879036765	161104	3	1.076	1.051	MR	BALL	VK	1662	700	753.20	29 HARNESS CLOSE	COLEHILL	WIMBORNE	BH21 2UF	VINCENT	FRA
008870144565	161104	3	1.076	1.051	MR	CAVE	R	1661	700	753.20	16 HEATHER ROAD	BOURNEMOUTH		BH10 5EE	ROBERT	FRA
008870203465	161104	3	1.076	1.051	MR	CRACKNELL	DJ	53	1760	1,893.76	125 LODGE ROAD	WRITTLE	CHELMSFORD	CM1 3JA	DAVID	CRED
008870239565	161104	3	1.076	1.051	MR	GREEN	NJ	2909	2640	2,840.64	9 KENYONS	WEST HORSLEY	LEATHERHEAD	KT24 6HX	NICHOLAS JULIAN	ERA
008871030465	161104	3	1.076	1.051	MR	HEMMING	MR	7139	1050	1,129.80	56 BADER ROAD	POOLE		BH17 8PP	MATTHEW	FRL
008870267065	161104	3	1.076	1.051	MR	HUNT	NG	2971	1760	1,893.76	3 RAYMEAD WAY	FETCHAM	LEATHERHEAD	KT22 9LY	NIGEL GEORGE	ERA
008879232765	161104	3	1.076	1.051	MR	MCPHERSON	SP	1120	1050	1,129.80	THE GABLES	KNAYTON	THIRSK	YO7 4AU	SIMON	FPL
001225725261	061100	7	0.836	0.811	MR	MCTIGHE-TROTT	GR		1750	1,463.00	5 LEES WALK	MARLOW		SL7 2PA	GRAHAM RONALD	CEL
008871016965	161104	3	1.076	1.051	MR	MOUSKIS	C	4853	2600	2,797.60	REDCOTTS COTTAGE	27A WEST BOROUGH	WIMBORNE	BH21 1LT	CHRISTOPHER	FRL
008870064365	161104	3	1.076	1.051	MR	PATERSON	RN	555	2350	2,528.60	41 LENTUNE WAY	LYMINGTON		SO41 3PE	ROBERT NOBLE	FRA
008871061465	161104	3	1.076	1.051	MR	STAGG	DJ	4384	4290	4,616.04	22 FERNLEA WAY	DIBDEN PURLIEU	SOUTHAMPTON	SO45 5SG	DUDLEY JOHN	FRL
008879133965	161104	3	1.076	1.051	MR	WHITMARSH	K	1695	1400	1,506.40	3 CHARTER ROAD	BEARWOOD	BOURNEMOUTH	BH11 9SS	KEVIN	FRA
Totals									22050	£23,305.80						

Closure Report dated 5th March 2008																
Originator: Yorkshire Building Society																
Earlies:																
			Option	Share				Employee	Exercised							
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Number	Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004830200963	141102	5	0.769	0.744	MRS	CLARKSON	C	7078	1400	1,076.60	38 HAWKER CLOSE	WIMBORNE		BH21 1XW	CATHERINE	FRL
005175555364	141103	5	0.939	0.914	MRS	GUY	JM	0023	12930	12,141.27	64 RED LANE	WEST TYTHERLEY	SALISBURY	SP5 1NY	JOANNA M	RACAL
005777236066	151105	5	1.24	1.215	MISS	RIDOUT	J	0132	1023	1,268.52	186 REDBRIDGE HILL	SOUTHAMPTON		SO16 4LZ	JACQUELINE	RACAL
008870673065	161104	5	1.076	1.051	MISS	RIDOUT	J	0132	1770	1,904.52	186 REDBRIDGE HILL	SOUTHAMPTON		SO16 4LZ	JACQUELINE	RACAL
Totals									17123	£16,390.91						

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	20	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	17,260		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address UK Postcode	Class of shares allotted Ordinary 2.5p, £	Number allotted 17,260
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed W E TUCKER Date 20/3/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR WARREN TUCKER, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD,
WIMBORNE, DORSET, BH21 2BJ
Tel 01202 882020
DX number DX exchange

Originator: Yorkshire Building Society
Closure report dated: 19th March 2008

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829705663	141102	5	0.769	0.744	MR	BEAUMONT	BJ	180295	1790	1376.51	30 KESSINGLAND AVENUE	STEVENAGE			SG1 2JR	BARRIE JOHN	CELRAD
008870311165	161104	3	1.076	1.051	MR	DIXON	WC	181415	700	753.20	2 LINNET CLOSE	SANDY			SG19 2UH	WILLIAM CHARLES	CELRAD
008871196365	161104	3	1.076	1.051	MR	FORRESTER-ADDIE	M	7440	3520	3787.52	10 PINE DRIVE	ST. IVES	RINGWOOD		BH24 2LN	MAX	FRL
008870192565	161104	3	1.076	1.051	MR	HOOK	MP		3520	3787.52	7 LONG WALL	HADDENHAM	AYLESBURY		HP17 8DL	MICHAEL PAUL	CULH
004830573363	141102	5	0.769	0.744	MR	MARCUS	PS	753	2810	2160.89	WOODCROFT	9 WIGHT WALK	WEST PARLEY	FERNDOWN	BH22 8QA	PAUL SIMON	FRA
008870866065	161104	3	1.076	1.051	MR	MILLS	PC	352	1400	1506.40	46 JUNIPER WAY	LOUGHBOROUGH			LE11 2QA	PHILIP CHARLES	CCL
008870867965	161104	3	1.076	1.051	MR	STOCKMAN	DV	0083	1760	1893.76	30 SPINNING AVENUE	GUIDE	BLACKBURN		BB1 2QF	DAVID VINCENT	CDC
008870724965	161104	3	1.076	1.051	MR	WILSON	FJ	4307	1760	1893.76	HEATHERBANK	OLD WAREHAM ROAD	BEACON HILL	POOLE	BH16 6AQ	FRANK JOHN	FRL
Total									17260	£17,159.56							